UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of Nov 2026
Comission File Number 001-32535
Grupo Cibest S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

3Q26
GRUPO CIBEST (NYSE: CIB; BVC: CIBEST AND PFCIBEST) REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER OF 2026.

•On September 1, 2026, Bancolombia S.A. entered into a definitive agreement with Nequi S.A. Compañía de Financiamiento (“Nequi”), whereby Bancolombia transferred to Nequi the assets, liabilities, and contracts associated with the Nequi business line, necessary for the commencement of its independent operations as a financing company. As a result of this agreement, Nequi officially began operations on that date within the Grupo Cibest ecosystem as Nequi S.A. Compañía de Financiamiento.

•On June 30, 2026, Grupo Cibest finalized the sale of Banistmo S.A., initially announced to the market on December 18, 2025. As a result of the completion of the sale, Grupo Cibest transferred 100% of Banistmo's shares to Banco La Hipotecaria S.A., a subsidiary of Inversiones Cuscatlán Centroamérica S.A., in exchange for the previously announced sale price of USD 1.418 billion. The transaction price was paid with funds from La Hipotecaria and an international syndicated loan. As a result, Banistmo ceased to be a subsidiary of Grupo Cibest and became wholly owned by Inversiones Cuscatlán. Grupo Cibest reports that it has not entered into any agreements with Inversiones Cuscatlán regarding the election of directors or other material corporate matters. This divestment is part of a long-term corporate strategy aimed at optimizing the Group's portfolio, focusing its growth on strategic markets, and maximizing value creation for its shareholders.

•Net income attributable to shareholders for 3Q26 was COP 2.08 trillion. This figure represents a decrease of 23.81% compared to the previous quarter and 2.97% compared to 3Q25. Grupo Cibest's annualized quarterly return on equity (ROE) was 21.75%.

•The net interest margin for 3Q26 was 7.43%, representing a decrease of 51 basis points compared to 2Q26. Net interest income was COP 5.74 trillion, decreasing 4.88% compared to 2Q26 and increasing 15.78% compared to 3Q25.

•Grupo Cibest's gross loan portfolio reached COP 274 trillion at the end of 3Q26, with growth of 4.31% compared to the previous quarter and 9.67% compared to 3Q25. By segment, all loan types registered positive performance, led by the commercial loan portfolio.

•Deposits totaled COP 275 trillion, growing 1.47% compared to 2Q26 and 8.63% compared to 3Q25. This growth was influenced by higher deposits in the institutional segment. By type of deposit, quarterly growth was mainly driven by higher balances in time deposits and savings accounts.

•Net loan loss provisions totaled COP 1.19 trillion in 3Q26, a 16.77% increase compared to 2Q26, with an annualized quarterly cost of credit of 1.80%. This performance was primarily driven by stronger portfolio growth during the quarter, greater deterioration in credit card and UVR-denominated mortgage portfolios, and new loan originations with significant clients. In terms of asset quality, the non-performing loan ratio stood at 3.52% for 30 days and 2.36% for 90 days.

•Equity attributable to shareholders reached COP 38.8 trillion at the end of September 2026, a 1.73% increase compared to the previous quarter and an 8.48% decrease compared to 3Q25. These variations primarily reflect the extraordinary dividend, the changes recorded in accumulated Other Comprehensive Income (OCI) related to the sale of Banistmo, and the impact of the exchange rate appreciation. During the quarter, profit generation helped offset these impacts and allowed for continued positive equity growth.

•Digital engagement continued to evolve positively. As of September 30, 2026, Bancolombia had 9.3 million active digital customers on the Mi Bancolombia app (measured over a 30-day period), as well as 29.3 million accounts on Nequi, of which 23.8 million are active.

November 9, 2026. Medellín, Colombia. Today, GRUPO CIBEST announced its financial results for the third quarter of 2026.

____________________________________________________
1. This report presents the unaudited consolidated financial information of GRUPO CIBEST S.A. and its subsidiaries (“Grupo Cibest” “Cibest”), which it controls, among other reasons, by directly or indirectly owning more than 50% of the voting shares. This financial information has been prepared based on accounting records generated in accordance with International Financial Reporting Standards (IFRS) and is presented in nominal terms. The financial information for the quarter ended September 30 is not necessarily indicative of expected results for any other future period. For further information, please refer to the SEC website, where you can find company communications. www.sec.gov. PRECAUTIONARY NOTE REGARDING FORWARD-LOOKING DISCLOSURES: This press release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking disclosures made in this press release, in future filings, and in written or oral press releases involve risks and uncertainties. Consequently, factors such as changes in the general economic situation and business conditions, volatility in exchange rates and interest rates, the introduction of products that compete with those of the Cibest Business Group by other companies, lack of acceptance of new products or services by our target customers, changes in business strategy, and other factors may cause actual results to differ materially from those mentioned in such disclosures. CIBEST does not intend to, and assumes no obligation to, update these statements. Some figures included in this release have been subject to decimal rounding. Any reference to CIBEST or CIBEST BUSINESS GROUP should be understood as the Grupo Cibest together with its subsidiaries, unless otherwise specified. The period (.) indicates the decimal separator and the comma (,) indicates the thousands separator. Representative Market Rate: October 1, 2026, $3,312.84 = US$ 1.

1

3Q26
GRUPO CIBEST: Summary of consolidated financial quarterly results
STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT GRUPO CIBEST	Quarter			Change	Change As of
(COP million)	Pro Forma 3Q25	2Q26	3Q26	3Q26 / 2Q26	3Q26 / 3Q25
ASSET
Net loan portfolio	236,581,406	248,790,151	259,976,654	4.50%	9.89%
Investments	33,316,649	48,219,272	45,440,913	(5.76)%	36.39%
Other assets	104,733,603	66,072,848	63,744,748	(3.52)%	(39.14)%
Total assets	374,631,658	363,082,271	369,162,315	1.67%	(1.46)%

LIABILITIES AND EQUITY
Deposits	253,183,281	271,046,925	275,035,720	1.47%	8.63%
Other liabilities	77,858,366	52,638,917	54,072,382	2.72%	(30.55)%
Total liabilities	331,041,647	323,685,842	329,108,102	1.68%	(0.58)%
Minority interest	1,212,154	1,272,757	1,271,216	(0.12)%	4.87%
Equity	42,377,857	38,123,672	38,782,997	1.73%	(8.48)%
Total liabilities and equity	374,631,658	363,082,271	369,162,315	1.67%	(1.46)%

Interest income	7,967,581	9,454,009	9,231,111	(2.36)%	15.86%
Interest expense	(3,007,606)	(3,416,764)	(3,488,226)	2.09%	15.98%
Net interest income	4,959,975	6,037,245	5,742,885	(4.88)%	15.78%
Net provisions	(833,126)	(1,023,321)	(1,194,922)	16.77%	43.43%
Income from commissions and other services, net	1,209,031	1,374,285	1,395,906	1.57%	15.46%
Other operating income	828,026	945,042	592,466	(37.31)%	(28.45)%
Total Income Equity Participation	121,224	170,904	116,792	(31.66)%	(3.66)%
Total operating expenses	(3,481,633)	(3,649,383)	(3,660,340)	0.30%	5.13%
Profit before taxes	2,803,497	3,854,772	2,992,787	(22.36)%	6.75%
Income tax	(835,894)	(987,741)	(891,325)	(9.76)%	6.63%
Profit before non-controlling interest	1,967,603	2,867,031	2,101,462	(26.70)%	6.80%
Minority interest	(12,223)	(50,934)	(21,109)	(58.56)%	72.70%
Net profit for the year attributable to the shareholders of the Parent Company	2,144,103	2,730,344	2,080,353	(23.81)%	(2.97)%

2

3Q26
PRINCIPAL RATIOS

PRINCIPAL RATIOS	Accumulated		Quarter
	Pro Forma 3Q25	3Q26	Pro Forma 3Q25	2Q26	3Q26
PROFITABILITY
Net interest margin (1)	6.87%	7.48%	7.01%	7.94%	7.43%
Return on average total assets (2)	2.28%	2.36%	2.57%	3.07%	2.29%
Return on average shareholders´ equity (3)	17.96%	21.70%	20.37%	29.11%	21.75%
EFFICIENCY
Operating expenses to net operating income	49.96%	47.72%	48.91%	42.80%	46.64%
Operating expenses to average total assets	4.20%	4.27%	4.18%	4.10%	4.02%
Operating expenses to productive assets	4.92%	5.00%	4.92%	4.80%	4.73%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS	6.06	8.01	2.27	3.36	2.66
Net income per share $COP	5,943	6,635	2,246	2,890	2,202
P/BV ADS (4)	1.15	1.87	1.15	1.69	1.87
P/BV Local (5) (6)	1.36	2.19	1.36	1.93	2.19
P/E (7)	7.07	9.49	6.24	6.36	9.53
ADR price	51.94	92.85	51.94	79.43	92.85
Common share price (8)	60,500	90,000	60,500	78,000	90,000
Total shares outstanding	954,574,806	944,661,966	954,574,806	944,661,966	944,661,966
USD exchange rate (quarter end)	3,924	3,313	3,924	3,441	3,313
(1) Defined as net interest income divided by the monthly average of interest-bearing assets. (2) Defined as annualized quarterly net income divided by the monthly average of total assets. (3) Defined as annualized quarterly net income divided by the monthly average of equity. (4) Defined as the ADS price divided by its book value. (5) Defined as the common stock price divided by its book value. (6) Common stock prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarterly earnings. (8) Price at the end of the respective quarter.

3

3Q26
1. CONSOLIDATED STATEMENT OF FINANCIAL POSITION GRUPO CIBEST
1.1. Loan Portfolio
The following table summarizes Grupo Cibest’s total loan portfolio:
LOAN PORTFOLIO

	Quarter			Change
LOAN PORTFOLIO (COP million)	Pro Forma 3Q25	2Q26	3Q26	3Q26 / 2Q26	3Q26 / 3Q25	% of total loans
Commercial	164,316,478	171,758,952	181,254,128	5.53%	10.31%	66.25%
Consumer	51,120,439	53,538,432	54,583,375	1.95%	6.77%	19.95%
Mortgage	33,057,001	35,903,418	36,644,627	2.06%	10.85%	13.39%
Small Business	1,004,996	1,099,467	1,136,255	3.35%	13.06%	0.42%
Interests received in advance	(25,940)	(27,088)	(30,882)	14.01%	19.05%	(0.01)%
Total loan portfolio	249,472,974	262,273,181	273,587,503	4.31%	9.67%	100.00%
Allowance for loan losses	(12,891,568)	(13,483,030)	(13,610,849)	0.95%	5.58%
Total loans, net	236,581,406	248,790,151	259,976,654	4.50%	9.89%
During the third quarter of 2026, the gross loan portfolio reached COP 273,587 billion, registering growth of 4.31% compared to the previous quarter and 9.67% year-over-year.

Portfolio growth during the quarter was broad-based across all loan categories, led by Bancolombia S.A., whose portfolio grew by 4.4%, mainly due to increased demand for credit in the commercial segment, driven largely by differentiated pricing strategies. Growth was also attributed to the strong performance of Banco Agrícola, which registered a quarterly increase of 3.3% measured in dollars, while BAM experienced a decrease of 1.5%, also in dollars, primarily due to a prepayment of a corporate loan that was partially offset by new loan originations and slower growth in the housing portfolio. Excluding the exchange rate effect, the portfolio would have grown by 5.1% compared to the previous quarter.

The mortgage loan portfolio grew 2.06% compared to the previous quarter and 10.85% year-over-year, in both cases driven primarily by Bancolombia S.A., in a context of slower growth in Central America.

The consumer loan portfolio grew 1.95% compared to Q2 2026 and 6.77% year-over-year. Quarterly performance was mainly driven by the growth of credit cards and personal loans at Bancolombia, as well as by the strong performance of the Nequi portfolio.

For more details on portfolio coverage and quality, see section 2.5. Asset Quality and Provision Charges.

The following table shows the composition of Grupo Cibest's portfolio by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3312.84 COP)	3Q26	3Q26 / 2Q26	3Q26	3Q26 / 2Q26	3Q26	3Q26 / 2Q26	3Q26	3Q26 / 2Q26
Commercial loans	144,307,857	7.04%	36,946,271	0.00%	11,152,446	3.86%	181,254,128	5.53%
Consumer loans	43,358,855	3.16%	11,224,519	(2.45)%	3,388,186	1.32%	54,583,375	1.95%
Mortgage loans	32,778,104	2.92%	3,866,522	(4.66)%	1,167,132	(0.98)%	36,644,627	2.06%
Small business loans	1,120,982	3.58%	15,272	(11.18)%	4,610	(7.75)%	1,136,255	3.35%
Gross loans	221,536,959	5.62%	52,050,543	(0.90)%	15,711,759	2.93%	273,587,503	4.31%

4

3Q26
Loan portfolio breakdown by currency and region

1.2. Funding

At the end of 3Q26, customer deposits totaled COP 275,036, representing 84% of total liabilities.

This balance registered an increase of 1.47% compared to 2Q26 and an increase of 8.63% compared to 3Q25. The quarterly variation was mainly due to higher deposit inflows in the institutional segment. In terms of deposit composition, growth was primarily driven by savings accounts and time deposits, partially offset by lower balances in checking accounts and other deposits.

Sight deposits remained the main source of funding, with a 56.88% share at the end of the quarter. Within this category, savings accounts increased their share from 46.77% to 46.90%, offsetting the decrease in checking accounts from 10.22% to 9.98%. Time deposits increased their share from 32.92% to 33.33%, mainly due to higher time deposit balances in Colombia. Overall, the funding structure maintained a high share of demand deposits, favoring an efficient funding mix and a solid liquidity position.

FUNDING MIX

	Quarter
FUNDING MIX (COP Million)	Pro Forma 3Q25		2Q26		3Q26
Checking accounts	31,910,273	11.66%	30,016,415	10.22%	29,746,306	9.98%
Savings accounts	122,885,380	44.89%	137,333,799	46.77%	139,851,439	46.90%
Time deposits	92,674,226	33.86%	96,654,165	32.92%	99,395,307	33.33%
Other deposits	8,550,188	3.12%	13,715,712	4.67%	13,230,061	4.44%
Long term debt	7,815,400	2.86%	6,987,255	2.38%	6,418,109	2.15%
Loans with banks	9,894,932	3.61%	8,930,803	3.04%	9,558,947	3.21%
Total Funds	273,730,399	100.00%	293,638,149	100.00%	298,200,169	100.00%
1.3. Shareholders’ Equity

Equity attributable to shareholders closed 3Q26 at COP 38.783 trillion, a 1.73% increase compared to 2Q26 and an 8.48% decrease compared to 3Q25. Its quarterly performance primarily reflected earnings generated during the period, partially offset by the effects of the Colombian peso's appreciation and the divestment of Banistmo.

5

3Q26
The decrease in reserves during the quarter is mainly due to the extraordinary dividend of COP 1.2 trillion declared in August 2026 by the Extraordinary Shareholders' Meeting of Grupo Cibest, and an accounting adjustment between reserves and retained earnings related to the sale of Banistmo.
2.INCOME STATEMENT GRUPO CIBEST

Third quarter 2026 closed with net income of COP 2,080 billion, equivalent to COP 2,202 per share (USD 2.66 per ADR). This result was primarily driven by strong interest income, boosted by portfolio growth, along with disciplined management of operating expenses.

Grupo Cibest's annualized quarterly return on equity (ROE) was 21.75% in third quarter 2026 and 21.70% year-to-date.
2.1.Net Interest Income & Net Interest Margin

Net interest income totaled COP 5,743 billion in 3Q26, registering a 4.88% decrease compared to 2Q26. This is mainly due to the normalization of income from the valuation of financial instruments, following the extraordinary performance observed in the previous quarter. This effect was partially offset by growth in loan portfolio income.

Meanwhile, interest expenses increased due to higher volumes of time deposits and savings accounts, primarily in the institutional segment, to finance portfolio growth and the outflow of deposits from Nequi related to Bancolombia's asset and liability transfer operation. This was further compounded by higher benchmark interest rates in Colombia.

The annualized weighted average cost of deposits was 4.50% in 3Q26, representing a 10 basis point increase compared to 2Q26.

The NIM for the portfolio stood at 8.11%, decreasing 18 basis points compared to 2Q26, and 71 basis points higher than 3Q25. The contraction compared to the previous quarter is explained by the differentiated pricing strategy applied to the commercial portfolio to stimulate greater demand. Meanwhile, the NIM for investments stood at 3.76%, reflecting weaker performance in fixed income given the more challenging market environment in Colombia during the quarter, higher funding costs, and a lower portfolio balance. As a result, the consolidated NIM stood at 7.43%, compared to 7.94% in 2Q26 and 7.01% in 3Q25.

Portfolio yield by category	Accumulated		Quarter
	Pro Forma 3Q25	3Q26	Pro Forma 3Q25	2Q26	3Q26
Commercial Portfolio	11.34%	11.83%	11.25%	12.22%	11.98%
Consumer Portfolio	14.76%	17.10%	14.87%	17.27%	16.99%
Mortgages Portfolio	8.91%	9.87%	9.23%	10.00%	9.74%
Small Business Portfolio	21.24%	25.48%	23.88%	25.02%	24.84%
Total Portfolio	11.74%	12.69%	11.76%	13.01%	12.74%
(1) Net interest margin and valuation income on financial instruments.

	Accumulated		Quarter
Cost of deposits	Pro Forma 3Q25	3Q26	Pro Forma 3Q25	2Q26	3Q26
Checking accounts	0.36%	0.35%	0.40%	0.35%	0.37%
Saving accounts	2.25%	2.57%	2.21%	2.68%	2.72%
Time deposits	7.66%	7.93%	7.95%	8.16%	8.37%
Total cost of deposits	4.04%	4.24%	4.09%	4.40%	4.50%

6

3Q26

	Accumulated		Quarter
Quarterly Annualized Net Interest Margin	Pro Forma 3Q25	3Q26	Pro Forma 3Q25	2Q26	3Q26
Lending Net Interest Margin	7.40%	8.07%	7.40%	8.28%	8.11%
Investment Net Interest Margin	3.63%	4.03%	4.48%	5.98%	3.76%
Net interest margin (1)	6.87%	7.48%	7.01%	7.94%	7.43%

2.2.        Fees and Income from Services

Net income from fees and other services amounted to COP 1,396 billion in 3Q26, representing an increase of 1.57% compared to the previous quarter and 15.46% compared to 3Q25.

Fee income grew 0.81% compared to the previous quarter, driven by the structuring and placement of securities, investment banking services, increased payment volume from cards and affiliated establishments, fiduciary activities, and bancassurance, the latter boosted by the alliance with Sura. Year-on-year, fee income increased 6.48%, primarily supported by the performance of banking services, bancassurance, and cards. Banking services benefited from higher commissions on products distributed through digital platforms such as Nequi and from the growth in transaction volumes of merchants linked to these channels.

Fee expenses totaled COP 735 billion in 3Q26, a decrease of 0.61% compared to the previous quarter and 7.22% year-over-year. The quarterly change primarily reflects the effect of the peso's appreciation on the restatement of expenses associated with dollar-denominated contracts.

*Figures in billions

2.3.        Other operating income

Other operating income totaled COP 592 billion during 3Q26, a decrease of 37.31% compared to the previous quarter, primarily due to lower foreign exchange gains related to the restatement of dollar proceeds from the sale of Banistmo, as well as a lower valuation of real estate assets, associated with the performance of the assets valued during the period and higher discount rates. These effects were partially offset by favorable results from hedging derivatives.
2.4. Dividends received, and share of profits of equity method investees

Dividends and other net income from equity investments totaled COP 116.8 billion in 3Q26, decreasing 31.66% compared to the previous quarter and 3.66% compared to 3Q25. The quarterly variation was mainly explained by lower income from the equity method of Protección and Viva Malls, partially offset by a higher contribution from dividends and equity instruments and other financial instruments.

7

3Q26
2.5.         Asset Quality and Provision Charges

At the end of 3Q26, the portfolio of loans past due by more than 30 days totaled COP 9,318 billion, equivalent to 3.52% of the gross portfolio, while the portfolio past due by 90 days reached COP 6,264 billion, representing 2.36%. The reduction in both indicators compared to the previous quarter reflects a favorable evolution in portfolio quality, primarily in the commercial loan segment, partially offset by consumer and mortgage loans.

Coverage, measured as the ratio between loan loss provisions (principal) and past-due loans (more than 30 days past due), stood at 130.82% at the end of 3Q26, compared to 132.94% in the previous quarter. New past-due loans were COP 1,276 billion, an increase compared to 2Q26. Loan write-offs decreased during the quarter, reflecting the positive performance observed in the portfolio.

Provision charges, net of recoveries, totaled COP 1,195 billion in 3Q26, a 16.77% increase compared to the previous quarter. This increase was mainly due to higher loan origination volume, increased impairment on credit cards and UVR-denominated mortgages, and one-off provisioning for clients in the commercial segment of the agricultural export, construction, and manufacturing sectors.

The quarterly provision amount as a percentage of the annualized average gross loan portfolio was 1.80% in 3Q26 and 1.89% over the last 12 months, representing an increase of 24 basis points compared to the previous quarter and 46 basis points compared to 3Q25. Capital provisions totaled COP 12,190 billion, representing coverage equivalent to 4.60% of the gross loan portfolio.

The portfolio by stage continued to show positive growth during the quarter, with Stage 1 increasing its share, primarily due to higher originations, while Stage 2 and Stage 3 saw their relative share decrease.

The following tables present the basic measures related to asset quality:

ASSET QUALITY

	Periods completed
ASSET QUALITY (COP millions)	Pro Forma 3Q25	2Q26	3Q26
Total 30-day past due loans	9,063,250	9,122,851	9,318,483
Allowance for loan losses (1)	11,562,632	12,127,943	12,190,186
Past due loans to total loans	3.73%	3.59%	3.52%
Allowances to past due loans	127.58%	132.94%	130.82%
Allowance for loan losses as a percentage of total loans	5.06%	4.77%	4.60%
___________________
(1)Allowances for the principal of loans.

PDL PER CATEGORY

	30 days
PDL Per Category	% Of loan portfolio	Pro Forma 3Q25	2Q26	3Q26
Commercial loans	66.25%	2.85%	2.54%	2.41%
Consumer loans	19.95%	5.36%	5.46%	5.54%
Small Business loans	0.42%	6.34%	8.76%	8.42%
Mortgage loans*	13.39%	5.40%	5.56%	5.69%
PDL TOTAL		3.73%	3.59%	3.52%

	90 days
	% Of loan portfolio	Pro Forma 3Q25	2Q26	3Q26
Commercial loans	66.25%	2.83%	2.22%	2.51%
Consumer loans	19.95%	3.58%	3.06%	3.64%
Small Business loans	0.42%	3.94%	4.67%	3.32%

8

3Q26

Mortage loans*	13.39%	3.33%	2.80%	2.89%
PDL TOTAL		3.05%	2.48%	2.79%
*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

LOANS BY STAGES

	2Q26			3Q26			3Q26 / 2Q26
	Loans	Allowances	% Coverage	Loans	Allowances	% Coverage	Loans	Allowances
Stage 1	235,741,411	2,312,457	0.98%	247,315,730	2,281,624	0.92%	4.91%	(1.33)%
Stage 2	14,150,425	2,421,671	17.11%	13,820,530	2,477,383	17.93%	(2.33)%	2.30%
Stage 3	12,381,345	8,748,902	70.66%	12,451,243	8,851,842	71.09%	0.56%	1.18%
Total	262,273,181	13,483,030	5.14%	273,587,503	13,610,849	4.97%	4.31%	0.95%
Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).
Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).
Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses)
2.6.        Operating Expenses

During 3Q26, operating expenses totaled COP 3,660 billion, representing an increase of 0.30% compared to 2Q26 and 5.13% compared to 3Q25. Operating efficiency closed at 46.64% in the quarter and 48.58% over the last 12 months.

Personnel expenses (salaries, employee benefits and bonuses) totaled COP 1,532 billion in the quarter, decreasing 0.74% compared to 2Q26 and increasing 6.70% compared to 3Q25.

Meanwhile, general expenses totaled COP 2,128 billion in the quarter, increasing 1.07% quarter-on-quarter and 4.03% year-on-year. The quarterly variation is mainly explained by higher non-income taxes, particularly higher Financial Transactions Tax (GMF) associated with dividend payments and the issuance of the AT1 bond by Bancolombia and subscribed by Grupo Cibest S.A., as well as higher general expenses related to operations and technology.

As of September 30, 2026, Grupo Cibest had 32,036 employees, 795 branches, 5,795 ATMs, 35,117 banking correspondents and more than 33 million customers.

*Figures in billions
2.7.        Taxes

Grupo Cibest's income tax totaled COP 891 billion in 3Q26, equivalent to an effective tax rate of 29.78%. The increase compared to the previous quarter is due to a base effect from the reversal of a COP 153 billion deferred tax in 2Q26, following the Constitutional Court's declaration of unconstitutionality of Legislative Decree 1474 of 2025 on April 15, 2026, which established a surtax on income tax for the financial sector. The effective rate continued to benefit from tax-exempt income associated with the social housing portfolio and

9

3Q26
investments in productive fixed assets in Colombia, as well as tax benefits in Guatemala, El Salvador, and Panama related to investments in government securities.
3.BREAKDOWN OF PRINCIPAL OPERATIONS
The following tables summarize the financial statements of our operations in each country.

BANCOLOMBIA CONSOLIDATED 1

In 2026, the Colombian economy maintained a favorable growth trajectory, albeit within an increasingly challenging macroeconomic environment. We project GDP growth of 2.6%, primarily driven by public spending, which is expected to expand by 9.1%, and by strong domestic demand, with private consumption growing by 2.7%, while fixed investment continues to recover at a rate of 3.5%. Sectoral performance, however, has been uneven, with strong performance in the services sector and a 2.0% contraction in the agricultural sector. The labor market has also contributed to sustaining consumption, with an unemployment rate lower than that observed in 2025 for much of the year. Nevertheless, the outlook has become more complex toward the end of 2026. Inflation accelerated again, and we project it will close the year at 6.7%, in a context marked by supply pressures and the onset of El Niño, which has led to an increase in the monetary policy rate to 12.25%. Added to this are the disruptions caused by the August earthquake and a demanding fiscal situation, in which spending has exceeded revenue generation capacity, and we project that the central government deficit will reach 7.2% of GDP. In the external sector, strong domestic demand and the appreciation of the peso have fueled robust import growth, while exports have also performed well, supported by high international oil prices.

In this context, Bancolombia's consolidated loan portfolio grew 4.13% in 3Q26 compared to the previous quarter, driven primarily by the dynamism of the commercial and mortgage loan portfolios. The commercial loan portfolio was led by ordinary loans in the corporate segment, boosted by the differentiated pricing strategy applied to some loans and the expectation of increases in the Central Bank's benchmark interest rate. In consumer lending, the decrease was mainly due to the transfer of Nequi's assets and liabilities. Excluding this impact, the portfolio showed positive growth, particularly in credit cards and personal loans. Meanwhile, the appreciation of the Colombian peso partially moderated the growth of the consolidated portfolio, due to the conversion effect on the portfolio of Colombian clients denominated in foreign currency and registered with Bancolombia Panama and Puerto Rico.

Regarding deposits, the total balance decreased by 0.37% compared to the previous quarter, mainly due to the effect of the Nequi spin-off and the normalization of savings accounts following the seasonal fluctuations observed in 2Q26. This change was partially offset by higher deposits in the institutional segment and by higher time deposits, also primarily from the institutional segment.

1 Bancolombia’s consolidated financial statements include Bancolombia S.A., Fiduciaria Bancolombia S.A., Bancolombia Investment Banking S.A., Inversiones CFNS, Valores Simesa, Valores Bancolombia, Bancolombia Panama, Bancolombia Puerto Rico, the Colombia Real Estate Fund (FCP Fondo Inmobiliario Colombia), Cibest Capital Holdings, CCLA, among other companies.

10

3Q26
Regarding deposits, the total balance decreased by 0.37% compared to the previous quarter, mainly due to the effect of the transfer of Nequi's assets and liabilities and the normalization of savings accounts following the seasonal fluctuations observed in 2Q26.

This change primarily reflects a seasonal reduction in savings accounts held by individuals, partially offset by higher balances in savings accounts in the institutional segment and by growth in time deposits, also primarily from the institutional segment.

Bancolombia Consolidated's net income reached COP 2,125 billion in 3Q26, representing a 17.79% decrease compared to the previous quarter. Net interest income showed a quarterly decrease primarily due to lower valuations of financial instruments resulting from a smaller investment portfolio and higher zero-coupon yield curves, as well as higher interest expenses associated with a higher cost of funds and higher indexation rates. As a result, the net interest margin stood at 7.35%, a decrease of 71 basis points compared to 2Q26.

Provisions for loan losses increased compared to the previous quarter, mainly due to stronger loan portfolio growth, the normalization of spending in the corporate segment following significant releases recorded in 2Q26, higher past-due loan formation in credit card and UVR-denominated mortgage portfolios, and new provisions for specific clients in the agricultural export, construction, and manufacturing sectors. In this context, the cost of credit stood at 1.56%, compared to 1.46% in the previous quarter. The 30-day non-performing loan ratio was 3.58% at the end of 3Q26, registering a decrease of 13 basis points compared to the previous quarter. Meanwhile, the non-performing loan coverage ratio stood at 128.48%.

Net fees maintained a positive trend during the quarter, supported by the performance of revenues from structuring and placement of securities and investment banking services, higher credit card billing, and growth in bancassurance. This performance was also followed by a favorable evolution in fee expenses, which decreased quarter-on-quarter and maintained moderate growth compared to the previous year, reflecting the efficiency measures implemented on the transactional side.

Operating expenses decreased compared to 2Q26, driven by technology efficiencies associated with the progress of cloud migration and lower labor costs. This trend was partially offset by higher regulatory expenses, mainly due to the Financial Transactions Tax (GMF) associated with dividend payments and the issuance of the AT1 bond by Bancolombia and subscribed to by Grupo Cibest S.A.

Finally, the quarterly annualized ROE for 3Q26 was 29.08%.

The Tier 1 capital ratio stood at 12.53% and total capital adequacy at 14.01%. The slight decrease compared to the previous quarter was mainly due to the growth in risk-weighted assets and the reduction in equity associated with the payment of an extraordinary dividend to Grupo Cibest S.A. These effects were partially offset by the issuance of Additional Tier 1 (AT1) capital instruments and by the profits generated during the quarter.

The following are the statement of financial position, income statement, and key indicators for Bancolombia Consolidated as of 3Q26.

CONSOLIDATED CREDIT PORTFOLIO QUALITY OF BANCOLOMBIA

LOAN PORTFOLIO QUALITY
(Millions of pesos)	2Q26	3Q26
Total past-due loan portfolio (30 days)	8,276,113	7,969,581
Loan loss provision	11,008,333	12,488,578
Past-due portfolio / Total portfolio	3.71%	3.79%
Provision / Past-due portfolio	133.01%	156.70%
Provision for loan loss and interest as a percentage of total portfolio	4.93%	5.93%

	3Q26
Consolidated Portfolio by Stages Bancolombia	loan	Portfolio Provisions	%
Stage 1	218,547,692	1,880,633	0.86%
Stage 2	10,646,097	2,082,104	19.56%
Stage 3	11,217,473	7,949,200	70.86%
Total	240,411,262	11,911,937	4.95%

11

3Q26
BANCOLOMBIA CONSOLIDATED KEY INDICATORS

BANCOLOMBIA CONSOLIDATED	Accumulated		Quarter
	3Q25	3Q26	3Q25	2Q26	3Q26
PROFITABILITY
Net Interest Margin	6.00%	7.53%	7.02%	8.06%	7.35%
Net Portfolio and Leasing Margin	6.49%	8.07%	7.40%	8.35%	7.96%
MNI Investments, Debt Securities and Derivatives	2.73%	4.32%	4.44%	6.37%	4.03%
ROA	2.01%	2.63%	2.46%	3.41%	2.69%
ROE	18.89%	28.10%	26.24%	37.04%	29.08%
EFFICIENCY
Financial Efficiency	48.04%	45.20%	48.00%	40.92%	42.80%
Operational Efficiency	3.54%	4.11%	4.15%	3.99%	3.76%
PORTFOLIO INDICATORS
30-Day Portfolio Quality	3.87%	3.58%	3.87%	3.71%	3.58%
30-Day Portfolio Coverage	126.66%	128.48%	126.66%	133.01%	128.48%
90-Day Portfolio Quality	2.82%	2.44%	2.82%	2.58%	2.44%
90-Day Portfolio Coverage	173.90%	188.83%	173.90%	190.98%	188.83%
Cost of Credit	1.28%	1.63%	1.15%	1.46%	1.56%

BANCOLOMBIA CONSOLIDATED SOLVENCY RATIOS

BANCOLOMBIA CONSOLIDATED SOLVENCY RATIOS	3Q25	2Q26	3Q26
Technical equity	31,453,956	33,426,652	34,544,346
Tier I solvency ratio	12.27%	12.55%	12.53%
Total solvency ratio	14.29%	14.19%	14.01%
RWA	180,572,901	190,210,305	201,333,836
Total market risk	10,850,870	13,852,498	12,879,980
Total operating risk	28,739,986	31,535,269	32,276,936

12

3Q26
BANAGRICOLA- EL SALVADOR

In 2026, El Salvador's economy consolidated a favorable dynamic, with growth showing a greater structural contribution from investment and continued resilience in household consumption. GDP grew 4.8% year-on-year in the first quarter and 5.1% in the second, driven especially by investment and construction, a sector that expanded by an average of 12.4% during the first half of the year. This performance was accompanied by solid private consumption, even though remittance growth moderated to 3.8% year-on-year during the first eight months of the year. At the same time, inflation maintained an upward trajectory, reaching 3.6% year-on-year in September, mainly as a result of higher fuel prices and their effects on transportation and food, along with reduced rainfall associated with El Niño. On the external front, the increased cost of energy imports and higher demand for construction inputs have put pressure on the current account, although the dynamism of service exports, especially travel and tourism, allowed the deficit to narrow to 1.2% of GDP in the second quarter. Finally, the approval of the second and third reviews of the program with the IMF and the associated disbursement of approximately USD 140 million represent significant progress on the fiscal front during 2026.

Banagricola's gross loan portfolio grew 3.3% in USD compared to the previous quarter, driven primarily by the commercial loan portfolio, with increased placements in corporate banking and greater activity in the construction segment. The consumer loan portfolio also contributed to growth, mainly through personal loans and credit cards. Banagrícola maintained positive momentum in cross-border loan origination, with the portfolio reaching USD 739 million at the end of the quarter, 13.1% higher than in 3Q25. These transactions are channeled through the Grupo Cibest's offshore subsidiaries and, therefore, are not recognized on the entity's individual balance sheet.

Deposits increased during the quarter, led by savings accounts in both the business and personal segments. Term deposits also registered growth, associated with a greater preference among individual clients for higher-yield savings alternatives, while current accounts remained stable. Digital channels continued to consolidate their position as a key component of the customer acquisition strategy. Finally, funding from financial institutions showed stable growth during the quarter.

Banagrícola's net income was COP 85.97 billion in 3Q26, 22.3% lower than the previous quarter, primarily due to higher provision expenses, increased operating expenses, and a lower contribution from treasury results, related to the valuation of investment portfolios and lower income from liquidity operations. However, portfolio growth boosted interest income, reflecting increased commercial activity during the period.

The net interest margin was 7.04%, a decrease of 23 basis points compared to 2Q26, mainly due to higher funding costs associated with financing from financial institutions and subordinated debt.

Net provision expenses for the period increased in USD terms compared to the previous quarter, primarily due to higher requirements for consumer products and contingent credit lines, as well as methodological adjustments to risk parameters. The cost of credit was 2.46% in 3Q26, a decrease of 4.76 basis points compared to the previous quarter, explained by the effect of the restatement between the closing and average exchange rates.

Net fees remained relatively stable in USD compared to the previous quarter (-0.3%), supported by the strong performance of services associated with credit and debit cards and insurance. In COP, the appreciation of the Colombian peso resulted in a decrease compared to 2Q26.

Operating expenses increased in USD compared to the previous quarter, mainly due to higher administrative and personnel expenses, associated with accounting adjustments, franchise costs, and labor expenses, partially offset by lower depreciation. In COP, the revaluation of the peso offset this increase, bringing operating expenses to levels lower than those recorded in 2Q26.

Finally, the annualized quarterly ROE was 16.85%.

The total solvency ratio stood at 13.85% at the end of 3Q26, decreasing compared to the previous quarter mainly due to the growth of risk-weighted assets, associated with the expansion of the portfolio, and the effect of dividend payments on equity.

13

3Q26

STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED (1)

STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT	Accumulated		Variation Accumulated	Quarter			Change
(COP million)	3Q25	3Q26	3Q26 / 3Q25	3Q25	2Q26	3Q26	3Q26 / 2Q26	3Q26 / 3Q25
ASSETS
Gross loans	17,754,103	16,871,406	(4.97)%	17,754,103	16,959,171	16,871,406	(0.52)%	(4.97)%
Allowances for loans	(568,030)	(547,187)	(3.67)%	(568,030)	(554,591)	(547,187)	(1.34)%	(3.67)%
Net Investments	4,731,581	3,342,838	(29.35)%	4,731,581	3,933,476	3,342,838	(15.02)%	(29.35)%
Other assets	5,202,237	4,283,300	(17.66)%	5,202,237	4,237,445	4,283,300	1.08%	(17.66)%
Total assets	27,119,891	23,950,358	(11.69)%	27,119,891	24,575,500	23,950,358	(2.54)%	(11.69)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	22,027,891	19,751,350	(10.33)%	22,027,891	20,260,599	19,751,350	(2.51)%	(10.33)%
Other liabilities	2,203,092	2,080,061	(5.58)%	2,203,092	2,091,123	2,080,061	(0.53)%	(5.58)%
Total liabilities	24,230,983	21,831,411	(9.90)%	24,230,983	22,351,722	21,831,411	(2.33)%	(9.90)%
Non-controlling interest	49,787	43,672	(12.28)%	49,787	45,706	43,672	(4.45)%	(12.28)%
Stockholders’ equity attributable to the owners of the parent company	2,839,120	2,075,275	(26.90)%	2,839,120	2,178,072	2,075,275	(4.72)%	(26.90)%
Total liabilities and shareholders’ equity	27,119,890	23,950,358	(11.69)%	27,119,890	24,575,500	23,950,358	(2.54)%	(11.69)%

Interest income	1,555,563	1,401,042	(9.93)%	534,749	486,216	438,668	(9.78)%	(17.97)%
Interest expense	(330,038)	(287,712)	(12.82)%	(101,558)	(96,047)	(90,705)	(5.56)%	(10.69)%
Net interest income	1,225,525	1,113,330	(9.15)%	433,192	390,169	347,963	(10.82)%	(19.67)%
Net provisions	(253,972)	301,217	(218.60)%	(110,200)	(110,516)	(100,873)	(8.73)%	(8.46)%
Fees and income from service, net	234,282	222,642	(4.97)%	77,760	77,601	68,154	(12.17)%	(12.35)%
Other operating income	53,030	25,794	(51.36)%	14,204	10,365	7,286	(29.71)%	(48.70)%
Total operating expense	(678,652)	(654,332)	(3.58)%	(226,228)	(224,582)	(209,285)	(6.81)%	(7.49)%
Profit before tax	580,213	406,216	(29.99)%	188,728	143,037	113,245	(20.83)%	(40.00)%
Income tax	(135,167)	(85,055)	(37.07)%	(41,669)	(30,279)	(25,614)	(15.41)%	(38.53)%
Net income before non-controlling interest	445,045	321,161	(27.84)%	147,059	112,758	87,631	(22.28)%	(40.41)%
Non-controlling interest	(8,380)	(6,016)	(28.21)%	(2,770)	(2,092)	(1,659)	(20.70)%	(40.11)%
Net income	436,665	315,145	(27.83)%	144,289	110,665	85,972	(22.31)%	(40.42)%
(1) Corresponds to the results of Banagrícola and its subsidiaries before eliminating intercompany transactions with other Grupo Cibest companies

PRINCIPAL RATIOS	Accumulated		Quarter
	3Q25	3Q26	3Q25	2Q26	3Q26
NIM	7.41%	7.08%	7.86%	7.27%	7.04%
ROE	20.92%	19.17%	20.18%	19.88%	16.85%
ROA	2.20%	1.67%	2.17%	1.71%	1.45%
CoR	1.86%	2.33%	2.41%	2.51%	2.46%
Financial Efficiency	44.86%	48.05%	43.08%	46.97%	49.43%
Total Solvency	13.56%	13.85%	13.56%	14.75%	13.85%
30 Day PDL	1.83%	1.96%	1.83%	2.00%	1.96%
30 Day PDL Coverage	156.98%	151.39%	156.98%	149.14%	151.39%
90 Day PDL	0.97%	0.98%	0.97%	1.00%	0.98%
90 Day PDL Coverage	297.77%	303.31%	297.77%	297.38%	303.31%

14

3Q26
GRUPO AGROMERCANTIL HOLDING – GUATEMALA

In 2026, Guatemala's economy maintained a favorable performance, supported primarily by strong domestic demand and remittance flows. GDP grew 4.5% year-on-year in the first quarter and 4.3% in the second, with strong performance in trade, manufacturing, construction, and financial activities. Remittances, in turn, accumulated 5.5% year-on-year growth during the first nine months of the year and continued to support household consumption, which advanced by approximately 4.0%. In contrast to the robust economic activity, inflationary pressures increased during the second half of the year. Inflation reached 4.7% year-on-year in September, its highest level since October 2023, driven mainly by rising food and transportation prices due to the effects of El Niño and increased fuel costs. In this context, the Bank of Guatemala has maintained its monetary policy rate at 3.50% and remains cautious regarding the evolution of weather conditions and international energy prices. On the fiscal front, we project a deficit of 3.5% of GDP for 2026, while the Government moves forward with strengthening the Public-Private Partnerships scheme as a mechanism to promote infrastructure projects.

BAM's loan portfolio decreased by 1.52% in USD compared to the previous quarter, mainly due to lower balances in the business segment. In consumer lending, the lower balances in discretionary loans, resulting from the implemented portfolio quality containment strategies, were partially offset by positive performance in credit cards and other loans, while mortgage lending showed slower growth during the quarter. Cross-border activity continued to complement BAM's origination activity. Although these balances are not recognized in its individual balance sheet, they correspond to business originated by the entity and channeled through the various offshore entities of the Grupo Cibest. This portfolio reached USD 639 million, with a quarterly growth of 10.17% and an annual growth of 62.5%.

Regarding deposits, the growth in savings and checking accounts stood out, and to a lesser extent, in time deposits, primarily driven by higher balances from corporate and institutional clients. Loans from financial institutions decreased during the quarter due to amortization of credit lines with correspondent banks.

BAM's net income in 3Q26 was COP 19.7 billion, representing a 79.85% decrease compared to the previous quarter.

Net interest income decreased by 25.03% compared to the previous quarter, mainly due to lower income from the loan portfolio and a lower cash flow result, given the volatility of international markets and the valuation of dollar-denominated positions. This effect was partially offset by lower interest expenses, which decreased by 12.20%, primarily due to lower costs associated with obligations to financial institutions, in line with the strategy of optimizing the funding structure.

BAM's loan portfolio quality continued to show positive growth, reflected in the performance of the 30- and 90-day past-due loan ratios. Provisioning expenses increased compared to 2Q26, primarily due to higher coverage requirements associated with updated risk models and parameters. In this context, the cost of credit stood at 2.46% in 3Q26, representing a quarterly increase.

Net fees, measured in USD, increased 1.5% compared to 2Q26, driven by lower fee expenses and the absence of extraordinary items recorded in the previous quarter. In COP, this performance was offset by the effect of the peso's revaluation.

Operating expenses increased in USD compared to the previous quarter, primarily due to salary and compensation adjustments, along with higher investments in commercial initiatives and technology to support growth in strategic segments and strengthen operational capabilities. In COP, the effect of the peso's revaluation resulted in a decrease compared to 2Q26.

Finally, the annualized quarterly ROE was 4.32% for the quarter and 13.75% for the year to date.

The total solvency ratio was 13.42%. The increase compared to the previous quarter is due to a lower capital requirement base.

15

3Q26
STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED (1)

STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT	Accumulated		Variation Accumulated	Quarter			Change
(COP million)	3Q25	3Q26	3Q26/3Q25	3Q25	2Q26	3Q26	3Q26 / 2Q26	3Q26 / 3Q25
ASSETS
Gross loans	19,531,022	15,864,952	(18.77)%	19,531,022	16,735,646	15,864,952	(5.20)%	(18.77)%
Allowances for loans	(878,211)	(688,167)	(21.64)%	(878,211)	(701,734)	(688,167)	(1.93)%	(21.64)%
Net Investments	2,799,813	2,296,775	(17.97)%	2,799,813	2,276,678	2,296,775	0.88%	(17.97)%
Other assets	4,210,302	3,470,036	(17.58)%	4,210,302	3,456,178	3,470,036	0.40%	(17.58)%
Total assets	25,662,927	20,943,595	(18.39)%	25,662,927	21,766,769	20,943,595	(3.78)%	(18.39)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	18,679,728	16,686,211	(10.67)%	18,679,728	16,974,019	16,686,211	(1.70)%	(10.67)%
Other liabilities	4,819,192	2,362,601	(50.98)%	4,819,192	2,847,327	2,362,601	(17.02)%	(50.98)%
Total liabilities	23,498,920	19,048,812	(18.94)%	23,498,920	19,821,346	19,048,812	(3.90)%	(18.94)%
Non-controlling interest	48,884	44,969	(8.01)%	48,884	46,108	44,969	(2.47)%	(8.01)%
Stockholders’ equity attributable to the owners of the parent company	2,115,122	1,849,815	(12.54)%	2,115,122	1,899,315	1,849,815	(2.61)%	(12.54)%
Total liabilities and shareholders’ equity	25,662,927	20,943,596	(18.39)%	25,662,927	21,766,769	20,943,596	(3.78)%	(18.39)%

Interest income	1,541,094	1,250,000	(18.89)%	508,476	447,005	361,004	(19.24)%	(29.00)%
Interest expense	(762,547)	(592,839)	(22.26)%	(250,410)	(201,868)	(177,234)	(12.20)%	(29.22)%
Net interest income	778,547	657,161	(15.59)%	258,066	245,137	183,770	(25.03)%	(28.79)%
Net provisions	(336,014)	(247,631)	(26.30)%	(97,908)	(76,121)	(97,128)	27.60%	(0.80)%
Fees and income from service, net	98,917	156,260	57.97%	33,120	51,072	45,496	(10.92)%	37.37%
Other operating income	96,882	84,628	(529.10)%	16,316	37,199	15,796	(57.54)%	(3.19)%
Total operating expense	(534,161)	(415,720)	(143.94)%	176,698	(140,680)	(132,712)	(5.66)%	(175.11)%
Profit before tax	104,171	234,699	(92.55)%	32,896	116,607	15,222	(86.95)%	(53.73)%
Income tax	(12,662)	(30,991)	(113.20)%	(1,658)	(16,324)	(5,239)	(67.91)%	215.98%
Net income before non-controlling interest	91,509	203,708	(757.31)%	31,238	100,283	9,983	(90.05)%	(68.04)%
Non-controlling interest	(1,293)	(4,433)	242.72%	(4,805)	(2,482)	(756)	(69.54)%	(84.27)%
Net income	92,803	199,275	114.73%	39,360	97,801	19,704	(79.85)%	(49.94)%
(1) Corresponds to the results of Grupo Agromercantil Holding and its subsidiaries before eliminating intercompany transactions with other Grupo Cibest companies

	Accumulated		Quarter
PRINCIPAL RATIOS	3Q25	3Q26	3Q25	2Q26	3Q26
NIM	4.59%	4.49%	4.59%	4.91%	4.08%
ROE	5.69%	13.75%	7.28%	20.12%	4.32%
ROA	0.47%	1.18%	0.61%	1.70%	0.38%
CoR	2.22%	1.92%	1.96%	1.72%	2.46%
Financial Efficiency	54.82%	46.29%	57.46%	42.19%	54.15%
Basic Solvency	7.35%	7.05%	7.35%	7.35%	7.05%
Total Solvency	13.27%	13.42%	13.27%	12.97%	13.42%
30 Day PDL	3.22%	3.00%	3.22%	3.08%	3.00%
30 Day PDL Coverage	124.92%	129.58%	124.92%	121.92%	129.58%
90 Day PDL	2.20%	2.12%	2.20%	2.29%	2.12%
90 Day PDL Coverage	183.23%	183.07%	183.23%	164.21%	183.07%

16

3Q26

NEQUI

Third quarter 2026 represented a transition period for Nequi, given that September was the company's first month of operation outside of Bancolombia's books. In this context, both the balance sheet and income statement incorporated non-recurring items related to the independence process, and the income statement only reflects one month of Nequi's full operations, corresponding to September.

At the end of the third quarter 2026, the gross loan portfolio stood at COP 2,469 billion, corresponding to consumer loans. Meanwhile, deposits totaled COP 6,882 billion, collected through savings accounts.

Investments reached COP 3.801 billion, reflecting the treasury portfolio for liquidity management.

Equity reached COP 634.4 billion, primarily reflecting the capital contribution of COP 600 billion that Nequi received from Grupo Cibest S.A. and other subsidiaries.

Meanwhile, the income statement recorded non-recurring effects associated with the asset and liability transfer process, which significantly impacted the period's performance.

Net interest income totaled COP 113.7 billion, corresponding to the loan portfolio and investments. Regarding loan portfolio interest income, there was an extraordinary income of COP 20.2 billion related to interest accrual on loans past due by more than 30 days.

Net provisions totaled COP 83.7 billion, which includes an extraordinary charge of COP 39.0 billion resulting from the transition to the risk model parameters applicable to Nequi as a financing company.

Meanwhile, net fees reached COP 16.5 billion, primarily derived from invoice collection and payment services.

Other operating income totaled COP 34.8 billion, primarily from administrative charges between Nequi and Bancolombia, while operating expenses totaled COP 92.1 billion.

In this context, Nequi recorded an accounting loss of COP 5.8 billion for the third quarter.

17

3Q26

STATEMENT OF FINANCIAL POSITION NEQUI
(Millions of Pesos)	3Q26
ASSETS
Net Financial Portfolio and Leasing	2,061,180
Gross Financial Portfolio and Leasing	2,469,232
Commercial	0
Consumer	2,469,232
Mortage	0
Microcredit	0
Residential Leasing	0
Provisions Portfolio and Financial Leasing	(408,051)
Total net placements	2,061,180
Investments	3,800,559
Investment Provisions	(10,942)
NET INVESTMENTS	3,789,617
Trading derivatives	0
Cash and cash equipment	1,319,039
Other productive assets	0
Other assets	1,336,469
TOTAL ASSETS	8,506,305
LIABILITIES
Deposits	6,882,173
Time Deposits	0
Savings	6,882,173
Interest-Bearing Checking Account	0
Checking Account	0
Savings Certificates	0
Bonds	0
Loans from financial institutions	0
Other Interest-Bearing Liabilities	0
Interest-bearing liabilities	6,882,173
Trading derivatives	0
Other Non-Interest-Bearing Liabilities	989,694
Non-Interest-Bearing liabilities	989,694
Other liabilities	989,694
Discontinued Operations (Liabilities)	0
TOTAL LIABILITIES	7,871,866
Minority Interest	0
TOTAL EQUITY	634,439

18

3Q26

NEQUI STANDALONE INCOME STATEMENT	3Q26
(Millions of Pesos)	Quarter
NET INTEREST INCOME	113,692
Interest Income	115,089
Total Portfolio and Leasing	77,334
Investments in Debt Securities, Derivatives and Liquidity	37,755
Investments in Debt Securities	28,388
Operations Liquidity (Repos, Interbank and others)	12,058
Derivatives, net	(2,691)
Interest Expenses	1,397
Foreign Exchange Difference and Derivatives Income	5,202
Net banking operating income	118,895
Net provisions	83,730
Net commissions	16,546
Commission Income	47,836
Commission Expense	31,290
Other net operating income	34,783
Operating income	86,494
Operating income (Before Provisions)	170,224
Depreciation of Operating Lease	0
Impairment of Goodwill	0
Labor	31,918
Bonuses	5,670
General	54,559
Operating expenses	92,148
PROFIT BEFORE TAX	(5,654)
Provision for income tax	193
Wealth tax	0
Profit before non-controlling interest	(5,847)
Minority interest	0
Discontinued Operation (Net Profit)	0
NET INCOME	(5,847)

19

3Q26
4.Grupo Cibest Company Description (NYSE: CIB, BVC: CIBEST Y PFCIBEST)

Grupo Cibest is a conglomerate of financial institutions and complementary businesses that offers a broad portfolio of products and services to a diversified base of over 33 million entities and individual clients. Grupo Cibest distributes its products and services through a regional platform comprising the largest private banking network in Colombia, with further presence in the Central American market through El Salvador's leading financial group, as well as international banking subsidiaries and local licenses in Panama, Guatemala, and Puerto Rico. BANCOLOMBIA and its business lines provide brokerage services, investment banking, financial leasing, factoring, consumer credit, fiduciary services, asset management, among others.

Contact Information
Grupo Cibest Investor Relations
Phone:	(601) 4885371
E-mail:	IR@Grupocibest.com.co
Contacts:	Catalina Tobón Rivera (IR Director)
Website:	https://www.grupocibest.com/Investor-relations

20

3Q26

STATEMENT OF FINANCIAL POSITION BANCOLOMBIA STANDALONE	Quarter			Variation
	3Q25	2Q26	3Q26	3Q26 / 2Q26	3Q26 / 3Q25
ASSETS
Cash and cash equivalents	16,598,154	16,954,016	14,308,098	(15.61)%	(13.80)%
Investment instruments, net	23,053,371	37,961,804	34,133,964	(10.08)%	48.06%
Derivative instruments	4,019,082	8,037,433	7,944,074	(1.16)%	97.66%
Investment instruments and derivatives	27,072,453	45,999,237	42,078,038	(8.52)%	55.43%
Loan portfolio from customers and financial institutions	201,050,217	217,211,492	226,858,077	4.44%	12.84%
Impairment of loan portfolio and finance lease operations	(12,603,577)	(13,193,209)	(13,199,131)	0.04%	4.73%
Loan portfolio from customers and financial institutions, net	188,446,640	204,018,283	213,658,946	4.73%	13.38%
Assets held for sale and inventories	252,527	305,702	301,991	(1.21)%	19.59%
Investments in subsidiaries	8,411,502	8,559,461	8,845,335	3.34%	5.16%
Investments in associates and joint ventures	202,625	309,788	353,529	14.12%	74.47%
Property and equipment, net	4,656,850	4,458,131	4,496,793	0.87%	(3.44)%
Investment property	947,369	1,546,424	1,564,291	1.16%	65.12%
Right-of-use assets, leased, net	1,253,729	1,284,388	1,163,469	(9.41)%	(7.20)%
Intangible assets, net	392,597	439,878	422,778	(3.89)%	7.69%
Deferred taxes	0.00	0.00	0.00	0.00	0.00
Other assets, net	4,531,827	4,377,392	5,212,734	19.08%	15.02%
Total assets	252,766,273	288,252,700	292,406,002	1.44%	15.68%

LIABILITIES AND EQUITY
LIABILITIES
Customer deposits	194,364,604	216,192,377	216,149,187	(0.02)%	11.21%
Interbank and repurchase agreements	2,557,355	6,829,106	7,452,990	9.14%	191.43%
Derivative instruments	4,737,308	9,337,111	9,274,001	(0.68)%	95.77%
Financial obligations	7,775,889	8,825,341	7,998,590	(9.37)%	2.86%
Lease liabilities	1,347,612	1,353,602	1,238,338	(8.52)%	(8.11)%
Debt securities issued	7,276,208	6,571,565	9,454,840	43.88%	29.94%
Preferred stock
Taxes	1,826,040	1,671,266	2,569,609	53.75%	40.72%
Deferred taxes Net income	23,410	305,543	143,004	(53.20)	510.87%
Employee benefits	703,739	689,055	742,233	7.72%	5.47%
Other liabilities	7,866,697	9,741,991	10,450,026	7.27%	32.84%
TOTAL LIABILITIES	228,478,862	261,516,957	265,472,818	1.51%	16.19%
EQUITY
Share capital	480,914	480,914	480,914	0.00	0.00
Share premium	4,837,497	4,837,497	4,837,497	0.00	0.00
Reserves	13,063,358	16,569,067	14,769,067	(10.86)%	13.06%
Retained earnings	4,609,086	3,752,952	5,772,103	53.80%	25.23%
Other accumulated comprehensive income, net of taxes	1,296,556	1,095,313	1,073,603	(1.98)%	(17.20)%
TOTAL EQUITY	24,287,411	26,735,743	26,933,184	0.74%	10.89%
TOTAL LIABILITIES AND EQUITY	252,766,273	288,252,700	292,406,002	1.44%	15.68%

21

3Q26

BANCOLOMBIA STANDALONE INCOME STATEMENT	Accumulated	Variation		Quarter			Quarterly Variation
	3Q25	3Q26	3Q26/ 3Q25	3Q25	2Q26	3Q26	3Q26/ 2Q26	3Q26/ 3Q25
Interest on loan portfolios and financial leasing operations
Commercial	8,517,083	10,269,613	20.58%	2,830,661	3,465,721	3,716,477	7.24%	31.29%
Consumer	4,816,066	5,511,047	14.43%	1,645,296	1,880,882	1,845,709	(1.87)%	12.18%
Microcredit	141,963	197,814	39.34%	55,693	64,587	67,682	4.79%	21.53%
Mortgage	2,426,305	2,869,720	18.28%	734,163	1,006,602	918,700	(8.73)%	25.14%
Leasing	2,315,785	2,682,251	15.82%	776,490	898,441	958,389	6.67%	23.43%
Total interest on loan portfolio and financial leasing transactions	18,217,202	21,530,445	18.19%	6,042,303	7,316,233	7,506,957	2.61%	24.24%
Interbank funds sold	26,585	20,372	(23.37)%	9,761	8,232	3,385	(58.88)%	(65.32)%
Interest and valuation of investments	1,304,071	1,664,801	27.66%	506,913	741,648	590,628	(20.36)%	16.51%
Other interest income	114,358	172,624	50.95%	46,762	63,336	55,730	(12.01)%	19.18%
Total interest income and valuation	19,662,216	23,388,242	18.95%	6,605,739	8,129,449	8,156,700	0.34%	23.48%
Interest expenses	(7,709,637)	(8,895,992)	15.39%	(2,567,689)	(3,043,212)	(3,195,033)	4.99%	24.43%
Net interest margin and valuation of financial instruments before provision for impairment of loan portfolio, financial guarantees, and other assets	11,952,579	14,492,250	21.25%	4,038,050	5,086,237	4,961,667	(2.45)%	22.87%
Provision for impairment of loan portfolio and financial leasing transactions, net	(2,162,400)	(2,980,554)	37.84%	(580,061)	(742,069)	(1,231,218)	65.92%	112.26%
Provision for impairment of financial guarantees and other assets, net	(51,225)	(28,746)	(43.88)%	(39,655)	(8,857)	(8,144)	(8.05)%	(79.46)%
Total provisions and impairment, net	(2,213,625)	(3,009,300)	35.94%	(620,516)	(750,926)	(1,239,362)	65.04%	99.73%
Interest income and valuation of financial instruments after provisions and impairment, net	9,738,954	11,482,950	17.91%	3,417,534	4,335,311	3,722,305	(14.14)%	8.92%
Income from fees and other services	4,497,906	4,945,838	9.96%	1,549,778	1,670,946	1,670,895	0.00	7.82%
Expenses from fees and other services	(2,437,612)	(2,091,657)	(14.19)%	(840,318)	(692,728)	(685,225)	(1.08)%	(18.46)%
Total income from fees and other services, net	2,060,294	2,854,181	38.53%	709,460	978,218	985,670	0.76%	38.93%
Other operating income, net	1,513,071	1,559,313	3.06%	492,966	536,930	511,714	(4.70)%	3.80%
Equity method	905,360	904,333	(0.11)%	273,856	320,878	328,571	2.40%	19.98%
Dividends	4,556	5,367	17.80%	0.00	1,596	0.00	(100.00)%	0.00
Impairment of investments	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Gain on valuation and sale of equity investments	43,114	24,653	(42.82)%	12,710	12,696	666	(94.75)%	(94.76)%
Dividends and other net income from equity investments	953,030	934,353	(1.96)%	286,566	335,170	329,237	(1.77)%	14.89%
Total income Net	14,265,348	16,830,797	17.98%	4,906,526	6,185,629	5,548,926	(10.29)%	13.09%
Operating Expenses
Salaries and Employee Benefits	(3,147,749)	(3,457,308)	9.83%	(1,053,372)	(1,151,672)	(1,153,340)	0.14%	9.49%
Other Administrative and General Expenses	(2,862,970)	(3,283,149)	14.68%	(987,038)	(1,113,032)	(1,086,138)	(2.42)%	10.04%
Taxes	(922,329)	(1,009,081)	9.41%	(320,143)	(332,786)	(337,864)	1.53%	5.54%
Wealth Tax	0.00	0.00	0.00	0.00	337,721	0.00	(100.00)%	0.00%
Amortization, Depreciation, and Impairment	(730,780)	(719,505)	(1.54)%	(250,967)	(239,377)	(231,839)	(3.15)%	(7.62)%
Total Operating Expenses	(7,663,828)	(8,469,043)	10.51%	(2,611,520)	(2,499,146)	(2,809,181)	12.41%	7.57%
Profit Before Income Tax	6,601,520	8,361,754	26.66%	2,295,006	3,686,483	2,739,745	(25.68)%	19.38%
Income Tax **	(1,792,263)	(2,429,376)	35.55%	(668,583)	(1,092,172)	(724,945)	(33.62)%	8.43%
Net Profit for the Year Attributable to Controlling Interest	4,809,257	5,932,378	23.35%	1,626,423	2,594,311	2,014,800	(22.34)%	23.88%
Net Profit	4,809,257	5,932,378	23.35%	1,626,423	2,594,311	2,014,800	(22.34)%	23.88%

22

3Q26

CONSOLIDATED STATEMENT OF FINANCIAL POSITION OF BANCOLOMBIA	Quarter			Variation
(Millions of pesos)	3Q25	2Q26	3Q26	3Q26 / 2Q26	3Q26 / 3Q25
ASSET
Cash	14,824,044	16,994,635	15,740,667	(7.38)%	6.18%
Interbank Transactions	2,355,299	2,093,925	1,675,690	(19.97)%	(28.85)%
Repos	2,391,695	815,537	313,085	(61.61)%	(86.91)%
Investments in Financial Assets	25,698,814	41,762,292	38,236,270	(8.44)%	48.79%
Derivative Financial Instruments	4,019,081	8,038,238	7,932,000	(1.32)%	97.36%
Customer Loan Portfolio	215,584,450	230,879,779	240,411,262	4.13%	11.52%
Commercial	146,851,835	154,977,217	165,014,030	6.48%	12.37%
Consumer	39,391,186	42,972,506	41,498,146	(3.43)%	5.35%
Mortage	28,358,888	31,847,784	32,778,104	2.92%	15.58%
Microcredit	982,541	1,082,272	1,120,982	3.58%	14.09%
Provision for loan portfolio impairment and financial leasing operations	(11,360,786)	(12,199,991)	(11,911,937)	(2.36)%	4.85%
Investments in associates and joint ventures	2,985,761	3,352,638	3,426,833	2.21%	14.77%
Intangible Assets and Goodwill, net	419,611	484,132	471,457	(2.62)%	12.36%
Property and Equipment, net	4,718,967	4,518,928	4,557,964	0.86%	(3.41)%
Investment Properties	6,027,496	6,644,209	6,678,796	0.52%	10.81%
Right-of-Use Property and Equipment	1,000,242	1,068,746	959,635	(10.21)%	(4.06)%
Prepaid Expenses	745,067	785,563	825,284	5.06%	10.77%
Tax Prepayments	1,909,845	1,578,844	2,320,941	47.00%	21.53%
Deferred Tax	7,041	22,210	19,328	(12.98)%	174.51%
Assets Held for Sale and Inventories, net	709,015	771,615	831,060	7.70%	17.21%
Other Assets, net	3,621,103	3,684,613	3,816,223	3.57%	5.39%
Total Assets	275,656,745	311,295,913	316,304,558	1.61%	14.75%

LIABILITIES AND EQUITY
LIABILITIES
Customer deposits	213,980,746	236,186,759	235,308,372	(0.37)%	9.97%
Current accounts	21,975,039	21,703,263	21,705,507	0.01%	(1.23)%
Other deposits	5,557,330	6,924,767	653,816	(90.56)%	(88.24)%
Savings accounts	105,416,051	122,023,201	121,677,010	(0.28)%	15.43%
Time deposits	81,032,326	85,535,528	91,272,039	6.71%	12.64%
Interbank transactions	291,003	155,942	311,372	99.67%	7.00%
Derivative financial instruments	4,740,662	9,342,828	9,265,113	(0.83)%	95.44%
Financial obligations	5,918,469	6,661,257	7,245,516	8.77%	22.42%
Issued debt securities	7,624,589	6,779,580	9,625,860	41.98%	26.25%
Lease liabilities	1,035,951	1,082,826	974,507	(10.00)%	(5.93)%
Preferred shares	0	0	0	0.00	0.00
Repos	2,273,132	6,673,164	7,144,018	7.06%	214.28%
Current taxes	1,975,964	1,796,244	2,744,067	52.77%	38.87%
Net deferred tax	1,199,645	1,433,580	1,393,649	(2.79)%	16.17%
Employee benefits	756,190	741,216	794,222	7.15%	5.03%
Other liabilities	8,088,012	10,094,623	10,835,959	7.34%	33.98%
Total liabilities	247,884,363	280,948,019	285,642,655	1.67%	15.23%
NET EQUITY
Share capital	480,914	480,914	480,914	0.00%	0.00%
Share premium	4,857,454	4,857,454	4,857,454	0.00%	0.00%
Reserves	11,299,869	15,149,478	13,349,443	(11.88)%	18.14%
Retained earnings	9,151,899	7,954,559	10,084,606	26.78%	10.19%
Other accumulated comprehensive income, net of taxes	774,365	637,964	617,984	(3.13)%	(20.19)%
Equity attributable to shareholders of the parent company	26,564,501	29,080,369	29,390,401	1.07%	10.64%
Non-controlling interest	1,207,881	1,267,525	1,271,502	0.31%	5.27%
Total Liabilities and Shareholders' Equity	275,656,745	311,295,913	316,304,558	1.61%	14.75%

23

3Q26

BANCOLOMBIA CONSOLIDATED INCOME STATEMENT	Accumulated		Variation Accumulated	Quarter			Variation
(Millions of pesos)	3Q25	3Q26	3Q26 / 3Q25	3Q25	2Q26	3Q26	3Q26 / 2Q26	3Q26/ 3Q25
Interest income and expenses
Interest on loan portfolio and financial leasing transactions
Commercial	9,240,567	10,799,527	16.87%	3,115,536	3,678,896	3,871,927	5.25%	24.28%
Consumer	4,911,230	5,599,732	14.02%	1,666,977	1,916,535	1,863,312	(2.78)%	11.78%
Microcredit	143,745	201,835	40.41%	56,505	65,724	69,250	5.36%	22.56%
Mortgage	2,536,416	2,997,666	18.19%	763,419	1,074,812	933,986	(13.10)%	22.34%
Leasing	2,282,660	2,626,087	15.05%	766,987	879,509	937,896	6.64%	22.28%
Total interest on loan portfolio and financial leasing operations	19,114,618	22,224,847	16.27%	6,369,424	7,615,476	7,676,371	0.80%	20.52%
Interest on debt instruments measured using the effective interest method	514,102	726,431	41.30%	170,834	270,370	260,345	(3.71)%	52.40%
Total interest income from financial instruments measured using the effective interest method	19,628,720	22,951,278	16.93%	6,540,258	7,885,846	7,936,716	0.65%	21.35%
Interbank funds sold	73,019	59,458	(18.57)%	19,390	21,147	16,160	(23.58)%	(16.66)%
Total valuation of financial instruments	912,862	1,154,729	26.50%	375,469	595,346	373,292	(37.30)%	(0.58)%
Total interest income and valuation of financial instruments	20,614,601	24,165,465	17.22%	6,935,117	8,502,339	8,326,168	(2.07)%	20.06%
Total interest expense	(8,094,136)	(9,255,577)	14.35%	(2,689,765)	(3,161,179)	(3,314,914)	4.86%	23.24%
Net interest margin and valuation of financial instruments before provision for loan portfolio impairment and financial leasing, off-balance sheet commitments, and other financial instruments	12,520,465	14,909,888	19.08%	4,245,352	5,341,160	5,011,254	(6.18)%	18.04%
Provision for loan portfolio impairment and financial leasing operations	(2,349,142)	(2,754,916)	17.27%	(643,152)	(802,786)	(916,206)	14.13%	42.46%
Provision for other financial instruments, net	(11,080)	(64,104)	478.56%	22,973	(35,418)	2,383	1.07%	(89.63)%
Total provisions and impairment of credit risk, net	(2,360,222)	(2,819,020)	19.44%	(620,179)	(838,204)	(913,823)	9.02%	47.35%
Net interest income and valuation of financial instruments after provisions and impairment	10,160,243	12,090,868	19.00%	3,625,173	4,502,956	4,097,431	(9.01)%	13.03%
Total fee income	5,065,936	5,515,380	8.87%	1,776,875	1,871,142	1,884,796	0.73%	6.07%
Total fee expenses	(1,984,195)	(1,997,545)	0.67%	(697,413)	(663,984)	(655,769)	(1.24)%	(5.97)%
Total fee income, net	3,081,741	3,517,835	14.15%	1,079,462	1,207,158	1,229,027	1.81%	13.86%
Total other operating income	1,678,431	1,867,999	11.29%	513,053	680,870	589,542	(13.41)%	14.91%
Total dividends and other net income from equity participation	364,774	396,122	8.59%	117,002	164,573	102,777	(37.55)%	(12.16)%
Total net income	15,285,189	17,872,824	16.93%	5,334,690	6,555,557	6,018,777	(8.19)%	12.82%
Operating Expenses
Salaries and Employee Benefits	(3,485,467)	(3,825,741)	9.76%	(1,163,936)	(1,280,105)	(1,267,902)	(0.95)%	8.93%
Other Administrative and General Expenses	(3,430,957)	(3,493,472)	1.82%	(1,162,155)	(1,189,360)	(1,146,346)	(3.62)%	(1.36)%
Taxes Other Than Income Tax	(971,071)	(1,071,019)	10.29%	(334,104)	(353,299)	(356,611)	0.94%	6.74%
Wealth Tax	0.00	(358,780)	100.00%	0.00	0.00	0.00	0.00	0.00
Amortization, Depreciation, and Impairment	(590,207)	(602,729)	2.12%	(198,010)	(202,768)	(196,636)	(3.02)%	(0.69)%
Total Operating Expenses	(8,477,702)	(9,351,741)	10.31%	(2,858,205)	(3,025,532)	(2,967,495)	(1.92)%	3.82%
Profit from Continuing Operations Before Income Tax	6,807,487	8,521,083	25.17%	2,476,485	3,530,025	3,051,282	(13.56)%	23.21%
Income Tax from Continuing Operations	(1,926,087)	(2,447,305)	27.06%	(767,698)	(899,148)	(906,440)	0.81%	18.07%
Net Profit from Continuing Operations	4,881,400	6,073,778	24.43%	1,708,787	2,630,877	2,144,842	(18.47)%	25.52%
Net Profit from Discontinued Operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Net Profit	4,881,400	6,073,778	24.43%	1,708,787	2,630,877	2,144,842	(18.47)%	25.52%
Non-Controlling Interest	(72,020)	(89,661)	24.49%	(16,462)	(45,908)	(19,857)	(56.75)%	20.62%
Net Profit for the Year Attributable to Shareholders of the Parent Company	4,809,380	5,984,117	24.43%	1,692,325	2,584,969	2,124,985	(17.79)%	25.57%

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STATEMENT OF FINANCIAL POSITION GRUPO CIBEST				Change
(COP million)	Pro Forma 3Q25	2Q26	3Q26	3Q26 / 2Q26	3Q26 / 3Q25
ASSETS
Cash	22,234,816	27,738,329	23,254,568	(16.16)%	4.59%
Interbank	2,512,258	2,435,496	1,867,855	(23.31)%	(25.65)%
Repos	2,413,088	815,537	313,085	(61.61)%	(87.03)%
Investments in Financial Assets	33,316,649	48,219,272	45,440,913	(5.76)%	36.39%
Derivative Financial Instruments	4,019,137	8,038,465	7,927,147	(1.38)%	97.24%
Customer Loan Portfolio	249,472,974	262,273,181	273,587,503	4.31%	9.67%
Provision for Impairment of Loan Portfolio and Financial Leasing Operations	(12,891,568)	(13,483,030)	(13,610,849)	0.95%	5.58%
Investments in Associates and Joint Ventures	3,064,302	3,445,832	3,503,069	1.66%	14.32%
Intangible Assets and Goodwill, Net	2,607,035	2,389,663	2,549,449	6.69%	(2.21)%
Property and Equipment, Net	5,509,317	5,186,195	5,257,997	1.38%	(4.56)%
Investment Properties	6,027,496	6,644,209	6,678,796	0.52%	10.81%
Right-of-Use Property and Equipment	1,280,966	1,373,791	1,342,325	(2.29)%	4.79%
Prepaid Expenses	838,634	892,707	936,602	4.92%	11.68%
Tax Prepayments	2,095,134	1,839,659	2,561,073	39.21%	22.24%
Deferred Tax	1,750,741	170,691	202,021	18.35%	(88.46)%
Assets Held for Sale and Inventories, Net	730,724	804,695	886,887	10.21%	21.37%
Assets Related to Investments in Subsidiaries Held for Sale	45,407,073	0.00	0.00	0.00	(100.00)%
Other Assets, Net	4,242,882	4,297,579	6,463,874	50.41%	52.35%
Total Assets	374,631,658	363,082,271	369,162,315	1.67%	(1.46)%

LIABILITIES AND EQUITY
LIABILITIES
Customer Deposits	253,183,281	271,046,925	275,035,720	1.47%	8.63%
Interbank	291,003	155,942	311,372	99.67%	7.00%
Derivative Financial Instruments	4,735,679	9,342,967	9,270,696	(0.77)%	95.76%
Financial Obligations	9,603,929	8,774,860	9,247,574	5.39%	(3.71)%
Issued Debt Securities	7,815,400	6,987,255	6,418,109	(8.15)%	(17.88)%
Lease Liabilities	1,301,661	1,372,736	1,344,152	(2.08)%	3.26%
Preferred Stock	568,928	554,091	568,306	2.57%	(0.11)%
Repos	2,836,786	6,673,164	7,187,391	7.71%	153.36%
Current Taxes	2,073,216	1,911,186	2,863,545	49.83%	38.12%
Deferred Tax, Net	1,191,475	1,471,627	1,453,973	(1.20)%	22.03%
Employee Benefits	930,599	893,350	942,362	5.49%	1.26%
Liabilities Related to Investments in Subsidiaries Held for Sale	37,312,110	0.00	0.00	0.00	(100.00)%
Other Liabilities	9,197,580	14,501,739	14,464,902	(0.25)%	57.27%
Total Liabilities	331,041,647	323,685,842	329,108,102	1.68%	(0.58)%
EQUITY
Share Capital	480,914	480,914	480,914	0.00	0.00
Share Premium	4,857,491	4,857,491	4,857,491	0.00	0.00
Reserves	23,499,086	21,777,638	18,710,120	(14.09)%	(20.38)%
Retained Earnings	9,047,848	8,467,600	12,437,781	46.89%	37.47%
Other Comprehensive Income, Net of Taxes	4,492,518	2,540,029	2,296,691	(9.58)%	(48.88)%
Equity attributable to Owners of the Parent Company	42,377,857	38,123,672	38,782,997	1.73%	(8.48)%
Non-Controlling Interest	1,212,154	1,272,757	1,271,216	(0.12)%	4.87%
Total Liabilities and Equity	374,631,658	363,082,271	369,162,315	1.67%	(1.46)%

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CONSOLIDATED INCOME STATEMENT	As of		Change As of	Quarter			Variation
(COP million)	3Q25	3Q26	3Q26 / 3Q25	3Q25	2Q26	3Q26	3Q26 / 2Q26	3Q26 / 3Q25
Interest income and expenses
Interest on loan portfolio and financial leasing operations
Commercial	11,037,504	11,795,093	6.86%	3,724,733	4,030,973	4,178,360	3.66%	12.18%
Consumer	5,585,598	6,836,215	22.39%	1,883,526	2,311,820	2,312,369	0.02%	22.77%
Microcredit	143,745	201,835	40.41%	56,506	65,724	69,250	5.36%	22.55%
Mortgage	2,711,044	3,228,028	19.07%	819,226	1,154,499	1,003,113	(13.11)%	22.45%
Leasing	2,397,395	2,741,326	14.35%	804,707	916,476	981,597	7.11%	21.98%
Total interest on loan portfolio and financial leasing operations	21,875,286	24,802,497	13.38%	7,288,698	8,479,492	8,544,689	0.77%	17.23%
Interest on debt instruments measured using the effective interest method	533,080	743,644	39.50%	176,941	272,972	269,048	(1.44)%	52.06%
Total interest income from financial instruments measured using the effective interest method	22,408,366	25,546,141	14.00%	7,465,639	8,752,464	8,813,737	0.70%	18.06%
Interbank funds sold	73,402	63,315	(13.74)%	19,704	22,149	18,863	(14.84)%	(4.27)%
Total valuation on financial instruments	1,216,586	1,328,784	9.22%	482,238	679,396	398,511	(41.34)%	(17.36)%
Total interest income and valuation of financial instruments	23,698,354	26,938,240	13.67%	7,967,581	9,454,009	9,231,111	(2.36)%	15.86%
Total interest expense	(9,115,527)	(9,975,684)	9.44%	(3,007,606)	(3,416,764)	(3,488,226)	2.09%	15.98%
Net interest margin and valuation of financial instruments before provision for loan portfolio impairment and financial leasing, off-balance sheet commitments, and other financial instruments	14,582,827	16,962,556	16.32%	4,959,975	6,037,245	5,742,885	(4.88)%	15.78%
Provision for loan portfolio impairment and financial leasing operations	(2,974,746)	(3,379,152)	13.59%	(870,669)	(988,154)	(1,188,364)	20.26%	36.49%
Provision for other financial instruments, net	281	(68,351)	(24424.20)%	37,543	(35,167)	(6,558)	(81.35)%	(117.47)%
Total provisions and impairment of credit risk, net	(2,974,465)	(3,447,503)	15.90%	(833,126)	(1,023,321)	(1,194,922)	16.77%	43.43%
Net income from interest and valuations of financial instruments after provisions and impairment	11,608,362	13,515,053	16.43%	4,126,849	5,013,924	4,547,963	(9.29)%	10.20%
Total fee income	5,708,046	6,249,632	9.49%	2,000,897	2,113,539	2,130,634	0.81%	6.48%
Total fee expenses	(2,243,123)	(2,228,365)	(0.66)%	(791,866)	(739,254)	(734,728)	(0.61)%	(7.22)%
Total fee income, net	3,464,923	4,021,267	16.06%	1,209,031	1,374,285	1,395,906	1.57%	15.46%
Total other operating income	2,473,206	2,392,235	(3.27)%	828,026	945,042	592,466	(37.31)%	(28.45)%
Total Dividends and other net income from equity participation	378,316	418,506	10.62%	121,224	170,904	116,792	(31.66)%	(3.66)%
Total income Net	17,924,807	20,347,061	13.51%	6,285,130	7,504,155	6,653,127	(11.34)%	5.86%
Operating Expenses
Salaries and Employee Benefits	(4,300,930)	(4,629,674)	7.64%	(1,435,931)	(1,543,663)	(1,532,191)	(0.74)%	6.70%
Other Administrative and General Expenses	(4,318,233)	(4,393,084)	1.73%	(1,435,162)	(1,467,156)	(1,480,356)	0.90%	3.15%
Taxes Other Than Income Tax	(1,097,672)	(1,219,288)	11.08%	(369,505)	(389,203)	(406,147)	4.35%	9.92%
Wealth Tax	0.00	(374,823)	100.00%	0.00	(778)	0.00	(100.00)%	0.00
Amortization, Depreciation, and Impairment	(724,175)	(737,271)	1.81%	(241,035)	(248,583)	(241,646)	(2.79)%	0.25%
Total Operating Expenses	(10,441,010)	(11,354,140)	8.75%	(3,481,633)	(3,649,383)	(3,660,340)	0.30%	5.13%
Profit from Continuing Operations Before Income Tax	7,483,797	8,992,921	20.17%	2,803,497	3,854,772	2,992,787	(22.36)%	6.75%
Income Tax from Continuing Operations	(2,123,615)	(2,588,602)	21.90%	(835,894)	(987,741)	(891,325)	(9.76)%	6.63%
Net Profit from Continuing Operations	5,360,182	6,404,319	19.48%	1,967,603	2,867,031	2,101,462	(26.70)%	6.80%
Net Profit from Discontinued Operations	389,865	(35,700)	(109.16)%	188,723	(85,753)	0.00	(100.00)%	(100.00)%
Net Profit	5,750,047	6,368,619	10.76%	2,156,326	2,781,278	2,101,462	(24.44)%	(2.54)%
Non-Controlling Interest	(76,977)	(100,811)	30.96%	(12,223)	(50,934)	(21,109)	(58.56)%	72.70%
Net Profit for the Year Attributable to Shareholders of the Parent Company	5,673,070	6,267,808	10.48%	2,144,103	2,730,344	2,080,353	(23.81)%	(2.97)%

26

3Q26
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO CIBEST S.A. (Registrant)

Date: November 9, 2026	By:	/s/ MAURICIO BOTERO WOLFF
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

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